October 11, 2007

VIA EDGAR AND FAX (202) 772-9209

Mr. Kevin Woody

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC  20549

RE:

InLand Land Appreciation Fund II, L.P.

Form 10-K for Fiscal Year Ended

December 31, 2006

Filed March 22, 2007

File No. 000-19220

Dear Mr. Woody:

On behalf of InLand Land Appreciation Fund II, L.P. (the “Company” or “We”), set forth below is the Company’s response to your comments contained in your letter dated October 1, 2007 relating to the above referenced Form 10-K.  We have included your comments in bold, and have also presented page references where appropriate.

SEC Comment:

Form 10-K for the year ended December 31, 2006

Financial Statements

Statement of Operations, page 18

1.

We note your response to our prior comment three.  Please confirm for us that you will list interest income and other income as non-operating income below your operating expenses.  Also, please tell us how your current presentation of income tax expense complies with Rule 5-03 of Regulation S-X.  In your response, please provide us with an example of your proposed revisions to be included in future filings.

Company Response:

We confirm that we will list interest income, other expenses and other income below our operating expenses.  In addition, our current presentation of income tax expense complies with Rule 5-03 of Regulation S-X in that the tax we are liable for is the 1.5% Illinois Personal Property Tax Replacement Income Tax (replacement tax) which is less than the 5% disclosure threshold of Rule 210.4-08(h) of Regulation S-X.  This is a replacement tax and is typically included within general and administrative expenses paid to non-affiliates.  Although immaterial, the replacement tax is listed separately under general and administrative expenses when fluctuations between reporting periods in general and administrative expenses are due largely to fluctuations in the replacement tax.  To eliminate any confusion between replacement tax and Federal income taxes, we will change the wording on the income statement in future filings to read “State replacement tax expense”.  Attached to this letter as Attachment 1 is our proposed income statement with the above changes reflected in the new presentation.

2.

We note your response to our prior comment four.  It appears that the intended use of the land is to resell it.  Please tell us how you concluded that the rental income received from farming activities is a recurring activity designed to generate a return from the use of the property.

Company Response:

With respect to rental income being considered incremental revenue from incidental operations as defined in paragraph 10 of SFAS 67, it has been our position that farm rental income is a recurring activity designed to generate a return from the use of the property and does not effectively reduce the cost of developing the property for its intended use, and therefore, farm rental income is not incremental revenue from incidental operations and should not reduce capitalized project costs and is properly included in operating revenues.  The business plan has always been to rent the land to farmers.  On the cover of the Company’s Prospectus dated October 25, 1989 (Attachment 2) in paragraph one, we have stated that a substantial portion of the Company’s land will be leased as farmland or for other revenue-producing activity prior to disposition. In addition on page 14 of the aforementioned Prospectus we state that the General Partner anticipates that a substantial portion of the land purchased by the Company will be leased to farmers and produce revenues from such activity.  There are currently farm leases in place for approximately 70% of our owned land.  The leases are renewable for 1 year terms and are continually renewed up until the land is sold.  In addition, rental income is immaterial to the December 31, 2006 financial statements.

We believe that the responses above fully and adequately address the comments contained in your letter dated October 1, 2007.  If you have any questions regarding the above responses, please call me at (630) 218-8000.

Very truly yours,

/s/ Donna Urbain

Principal Financial Officer

cc:

Jennifer Monick, SEC, Division of Corporation Finance

David Kaufman, Duane Morris LLP

Catherine Lynch, Inland Real Estate Investment Corp.

F. Mikael Mleko, Grant Thornton LLP

Anthony Bonaguro, Grant Thornton LLP

ATTACHMENT 1

INLAND LAND APPRECIATION FUND II, L.P.
(a limited partnership)

Statements of Operations

For the three and nine months ended September 30, 2007 and 2006
(unaudited)

		Three months	Three months	Nine months	Nine months
		ended	ended	ended	ended
		September 30, 2007	September 30, 2006	September 30, 2007	September 30, 2006
Revenues:
Sale of investment property (Notes 1 and 3)	$
Deferred gain recognized Rental income (Note 4)

Total revenues

Expenses:
Cost of investment property sold
Professional services to affiliates
Professional services to non-affiliates
General and administrative expenses to affiliates
General and administrative expenses to non- affiliates
State replacement tax expense
Marketing expenses to affiliates
Marketing expenses to non-affiliates
Land operating expenses to non-affiliates

Total expenses

Operating income

Other expenses
Interest income
Other income

Net income	$

Net income allocated to:
General Partner	$
Limited Partners

Net income	$

Net income allocated to the one General Partner Unit	$

Net income per Unit, basic and diluted, allocated to Limited Partners per weighted average Limited Partnership Units (29,593 for the three and nine months ended September 30, 2007 and 2006)	$

See accompanying notes to financial statements.

Attachment 2

[Inland Logo included here in original]

INLAND LAND APPRECIATION FUND II, L.P.

30,000 Units of Limited Partnership Interest

$1,000 Per Unit

Minimum Purchase-3 Units

(1 Unit for Tax-Exempt Investors)

Inland Land Appreciation Fund II, L.P., a Delaware limited partnership, intends to invest in undeveloped land on an all-cash basis and realize appreciation of such land upon resale. The Partnership intends to undertake rezoning activities with respect to some or all of its land parcels in order to enhance their value. A substantial portion of the Partnership's land will be leased as farmland or for other revenue-producing activity prior to disposition. The Partnership will generally acquire undeveloped land in the Chicago metropolitan area.

Inland Real Estate Investment Corporation, the General Partner of the Partnership, is a subsidiary of The Inland Group, Inc. (collectively, with its subsidiaries, "Inland"). Inland maintains its central acquisition and property management offices in the Chicago metropolitan area and is the area's largest landlord. Inland manages income-producing properties containing more than 34,000 residential units and over 5 million square feet of commercial, office and industrial space.

The principal objectives of the Partnership will be preservation of Limited Partners' capital and appreciation through rezoning activities and increases in land values. There is no assurance that these objectives will be achieved. See "Risk Factors—Undeveloped Land" and "Investment Objectives and Policies." The General Partner anticipates that the Partnership will not generate cash distributions from property operations.

Investment liquidity will be provided to a limited extent through a Unit Repurchase Program. Under this program, Limited Partners may, under certain circumstances, have their Units repurchased for a price equal to the amount of their Invested Capital. See "Unit Repurchase Program."

(Continued on next page)

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY
OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
CONTRARY IS A CRIMINAL OFFENSE.

	Price to	Selling	Proceeds to
	Public	Commissions(A)	Partnership(B)(C)
PerUnit .................................................	$ 1,000	$ 100	$ 900
TotalMinimum ...........................................	$ 1,250,000	$125,000	$ 1,125,000
Total Maximum if 30,000 Units Sold.......................	$30,001,000	$3,000,000	$27,001,000
Total Maximum if 60,000 Units Sold(D) ........................................	$60,001,000	$6,000,000	$54,001,000

Inland Land Appreciation Fund II, L.P. is not a mutual fund or any other type of investment company within the meaning of the Investment Company Act of 1940 and is not subject to regulation thereunder.

THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR ENDORSED
THE MERITS OF THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

PENNSYLVANIA INVESTORS: BECAUSE THE MINIMUM OFFERING AMOUNT IS LESS THAN $2,500,000, YOU ARE CAUTIONED TO CAREFULLY EVALUATE THE PARTNERSHIP'S ABILITY TO FULLY ACCOMPLISH ITS STATED OBJECTIVES AND INQUIRE AS TO THE CURRENT DOLLAR VOLUME OF PARTNERSHIP SUBSCRIPTIONS.

The date of this Prospectus is October 25, 1989

does not generate current income. Moreover, the Partnership will incur ongoing expenses in connection with its ownership of undeveloped land (for example, real estate taxes and the Asset Management Fee—see "Compensation and Fees"). The General Partner believes that leasing the Partnership's land will generate sufficient revenues to pay these expenses. There can be no assurance that this will in fact occur. However, the General Partner has agreed to make a Supplemental Capital Contribution to the Partnership if and to the extent that real estate taxes and insurance payable with respect to the Partnership's land during a given year exceed the revenue earned by the Partnership from leasing its land during such year. Any Supplemental Capital Contribution will be repaid only after Limited Partners have received, over the life of the Partnership, a return of their Original Capital plus the 15% Cumulative Preferred Return. See "Cash Distributions."

Development in Chicago Area. The General Partner anticipates that most, if not all, of the Partnership's land investments will be located in the Chicago metropolitan area. The success of the Partnership will, therefore, depend to a great extent upon the rate and amount of economic growth in the Chicago metropolitan area. The Chicago metropolitan area is the nation's third largest, with a total population exceeding 7,000,000. The Chicago area enjoys a diverse economy, with major components in the areas of services, manufacturing, transportation and finance. The General Partner believes that the size and diversity of the area's economy will cause it to suffer less severely during recessionary periods than other less economically diverse metropolitan areas. However, the Partnership's investments may be adversely affected by adverse developments in the economy of the Chicago metropolitan area.

Rezoning and Similar Activities. The General Partner anticipates that the Partnership will conduct rezoning activities with respect to its investments in undeveloped land. See "Investment Objectives and Policies." Such rezoning may only be effected by appropriate city, county and/or other local authorities. There can be no assurance that the General Partner's efforts to cause these authorities to change the zoning classification(s) which apply to a given parcel of land held by the Partnership will be successful. Moreover, such authorities may require the Partnership to expend funds to facilitate future development of the land as a condition of rezoning. There can be no assurance that the Partnership will have sufficient funds to effect the required changes. However, the Partnership may be able to sell a property to a developer who has sufficient capital to effect these changes and thereby reap a benefit from the Partnership's rezoning efforts. If the General Partner wishes to have a given parcel of Partnership land annexed to a municipality and/or subdivided to facilitate development, the Partnership will similarly be required to negotiate with and convince local regulatory authorities to effect such changes.

Access to Utilities and Transportation. The value of the Partnership's land will be affected by, among other things, ease of access to transportation and utilities. These factors will be among those considered by the General Partner in selecting land for purchase by the Partnership. Although the infrastructure for utility installation would customarily be provided by a purchaser of the Partnership's land for development, the Partnership may find it necessary or appropriate to arrange for utility access in order to enhance the value of the Partnership's land and/or facilitate disposition of such land. If public utility providers are not located in sufficient proximity to a parcel held by the Partnership, the General Partner may be able to arrange for such services through private providers. However, there can be no assurance that utility access may be arranged at a cost which will be acceptable to the Partnership or potential purchasers of the Partnership's land.

The value of the Partnership's land will also be affected by the availability and proximity of transportation routes to such land. In particular, the value of the Partnership's land may be adversely affected by delays in the construction of roads in areas which are proximate to such land and/or the failure to complete planned road construction projects. Such construction will, in all likelihood, be out of the Partnership's control. In addition, because the Partnership's land will be located in areas which have not yet been developed in whole or in part, it is likely that such land will not have access to efficient public transportation systems. Inaccessibility of Partnership land may adversely affect an investment in the Partnership.

Nature of Farm Leases. The General Partner anticipates that a substantial portion of the land purchased by the Partnership will be leased to farmers and produce revenue from such activity. Farm leases may involve payment in cash or crops. The General Partner anticipates that the Partnership's farm leases will provide for payment of a specified annual cash rental for ease of administration and to reduce the Partnership's exposure to the risks associated with farm operations. In the unlikely event that the

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